
October 18, 2022

Yongwei Hu
Chief Executive Officer
Bon Natural Life Limited
25F, Rongcheng Yungu, Keji 3rd Road
Xi'an Hi-tech Zone, Xi'an, China

      **Re: Bon Natural Life Limited**
          **Amendment No. 1 to Registration Statement on Form F-3**
          **Filed October 3, 2022**
          **File No. 333-267116**

Dear Yongwei Hu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 9, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-3

Cover Page

1.   We note your response to comment 1 and the first paragraph of added disclosure on the cover page wherein you state, "Although *we* own and control our PRC operating subsidiaries, *investors in this offering* may never hold equity interests directly in our operating entities." Revise to clarify that the entity selling shares in this offering, the Cayman Islands entity, cannot and does not hold equity interests directly in the operating entities, but through your Hong Kong and Chinese subsidiaries, as shown in the organization chart. Also, please revise the sentence beginning: "Because all of our business operations are conducted in China through our wholly-owned subsidiaries, the Chinese government may intervene or influence the operation of our PRC operating

entities . . ." to clarify cause and effect.  Revise to clarify, if true, that the reason this structure is used is to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company.  Finally, please provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

2.   We reissue comment 2 in part.  Please revise the cover page to address whether and how the Holding Foreign Companies Accountable Act, and related regulations will affect your company, including the Accelerating Holding Foreign Companies Accountable Act, and include a cross-reference to a risk factor addressing those risks.

3.   We acknowledge your revised disclosures in response to comment 4. Please ensure that your cross-reference to the financial statements is correct.

Prospectus Summary, page 1

4.   We reissue comment 7 in part.  Please revise the summary to disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company and the challenges the company may face due to legal uncertainties and jurisdictional limits.

 Please contact Abby Adams at 202-551-6902 or Dorrie Yale at 202-551-8776 with any questions.


                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc:    Joe Laxague, Esq.